
May 21, 2025

Andrew Emerson
Chief Financial Officer and Treasurer
IDEXX Laboratories Inc.
One IDEXX Drive
Westbrook, Maine 04092

> **Re: IDEXX Laboratories Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Filed February 21, 2025**
> **File No. 000-19271**

Dear Andrew Emerson:

We have reviewed your April 30, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements
Note 17. Segment Reporting, page F-40

1. We note your response to our prior comment. You disclose on page F-40 that foreign currency transaction gains and losses are reported within your "Other operating segment." Please explain in detail how, when you identified your operating segments, you determined foreign currency transaction gains or losses would be included in your "Other operating segment" and not in your operating segments that are reportable. As part of your response, please address the following:

    •   You indicate in the proposed disclosure in your response that foreign currency transaction gains and losses are centrally managed by your corporate treasury function. Describe the "Other operating segment" in further detail and how foreign currency transactions gains and losses are managed.

- Describe the balance(s) that foreign currency transaction gains and losses are associated with. In this regard, we note your disclosure on page F-40 that "assets are not allocated to segments for internal reporting purposes."
- Tell us how the "Impact from foreign currency" contained in the proposed disclosure in your response was calculated for each reportable segment, and whether the CODM is provided with this information.

Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences